SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for November 2022

São Paulo, December 5, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of November 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 29.7%. Total seats increased 29.2% and the number of departures increased by 26.5%. GOL's total demand (RPK) increased by 28.5% and the load factor was 81.3%.
|	GOL’s domestic supply (ASK) increased 19.6% and demand (RPK) increased by 18.7%. GOL’s domestic load factor was 81.8%. The volume of departures increased by 22.1% and seats increased by 24.8%.
|	GOL’s international supply (ASK) was 350 million, the demand (RPK) was 269 million and international load factor was 76.9%.

November/22 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic LTM (1)
Operating data *	Nov/22	Nov/21	% Var.	11M22	11M21	% Var.	LTM22	LTM21	% Var.
Total GOL
Departures	18,212	14,400	26.5%	181,043	116,215	55.8%	199,001	130,827	52.1%
Seats (thousand)	3,189	2,468	29.2%	31,566	20,386	54.8%	34,700	22,978	51.0%
ASK (million)	3,524	2,716	29.7%	36,472	23,471	55.4%	40,016	26,597	50.5%
RPK (million)	2,867	2,231	28.5%	29,274	19,242	52.1%	32,176	21,773	47.8%
Load factor	81.3%	82.1%	-0.8 p.p	80.3%	82.0%	-1.7 p.p	80.4%	81.9%	-1.5 p.p
Pax on board (thousand)	2,516	1,997	26.0%	24,551	16,279	50.8%	27,078	18,354	47.5%
Domestic GOL
Departures	17,414	14,257	22.1%	175,383	116,072	51.1%	193,179	130,684	47.8%
Seats (thousand)	3,050	2,444	24.8%	30,596	20,363	50.3%	33,702	22,955	46.8%
ASK (million)	3,174	2,655	19.6%	33,873	23,410	44.7%	37,353	26,535	40.8%
RPK (million)	2,597	2,188	18.7%	27,129	19,199	41.3%	29,981	21,730	38.0%
Load factor	81.8%	82.4%	-0.6 p.p	80.1%	82.0%	-1.9 p.p	80.3%	81.9%	-1.6 p.p
Pax on board (thousand)	2,411	1,981	21.7%	23,757	16,264	46.1%	26,262	18,339	43.2%
International GOL
Departures	798	143	NM	5,660	143	NM	5,822	143	NM
Seats (thousand)	139	23	NM	970	23	NM	997	23	NM
ASK (million)	350	61	NM	2,599	61	NM	2,663	61	NM
RPK (million)	269	43	NM	2,144	43	NM	2,196	43	NM
Load factor	76.9%	70.2%	0.1 p.p	82.5%	1	0.2 p.p	82.5%	70.2%	17.5%
Pax on board (thousand)	104	16	NM	794	15	NM	816	15	NM
On-time Departures	77.8%	86.4%	-8.6 p.p	91.2%	95.2%	-4.0 p.p	94.2%	94.6%	-0.4 p.p
Flight Completion	98.7%	99.7%	-0.9 p.p	99.4%	98.8%	0.6 p.p	99.4%	98.9%	0.6 p.p
Cargo Ton (thousand)	7.7	3.9	100.1%	63.3	36.9	71.5%	68.4	41.2	65.8%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for November 2022

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 145 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer